February 5, 2026

James Lucania
Executive Vice President and Chief Financial Officer
HealthEquity, Inc.
15 West Scenic Pointe Drive Suite 100
Draper UT 84020

       Re: HealthEquity, Inc.
           Form 10-K for Fiscal Year Ended January 31, 2025
           File No. 001-36568
Dear James Lucania:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services